EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation

Suite Speed, Inc.	State of Delaware, United States

Canadian Communications, LLC	State of Colorado, United States

Cardinal Broadband, LLC	State of Colorado, United States

Cardinal Connect, LLC	State of Colorado, United States

Arista Communications, LLC	State of Colorado, United States

Cardinal Hospitality, Ltd.	British Columbia, Canada

SignalShare Infrastructure, Inc.	Nevada

Signal Point Holdings Corp.	Delaware